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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 2
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nord Anglia Education, Inc.
(Name of the Issuer)

Nord Anglia Education, Inc.
The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Bach Aggregator L.P.
Bach Holdings Limited
Bach Manco Limited
Bach Preference Limited
Bach Holdings 2 Limited
Bach Finance Limited
Bach Acquisitions Limited
Canada Pension Plan Investment Board
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G6583A 102
(CUSIP Number)

Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong
Tel: +852.3951.1100

Nord Anglia Education, Inc.
Andrew Fitzmaurice, Chief Executive Officer
Tel: +852 3951 1100
E-mail: Andrew.Fitzmaurice@nordanglia.com
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong	The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Patrick Cordes
Tel: +65 6438 1330
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Bach Aggregator L.P.

Patrick Cordes

Tel: +65 6438 1330

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

Canada Pension Plan Investment Board

Patrice Walch-Watson, General Counsel

Tel: +1 416 868 4075

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Bach Holdings Limited

Bach Manco Limited

Bach Preference Limited

Bach Holdings 2 Limited

Bach Finance Limited

Bach Acquisitions Limited

Patrick Cordes

Tel: +65 6438 1330

c/o Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way, 802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
Bradley C. Faris Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 Tel: +1 312 876 6514	Akiko Mikumo Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000
Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852 3761 3300	James T. Lidbury Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 3664 6488

This statement is filed in connection with (check the appropriate box):

a.
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer

d.
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,199,590,287.25	$139,032.51
*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of (a) the proposed cash payment of US$32.50 per ordinary share for 34,541,181 outstanding ordinary shares of the issuer subject to the transaction (which equals the total outstanding ordinary shares less the ordinary shares to be cancelled without consideration (including the ordinary shares held by Premier Education Holdings Ltd)) plus (b) the product of options to purchase 2,407,175 ordinary shares and US$11.87 (which is the difference between the merger consideration of US$32.50 per ordinary share and the weighted average exercise price of US$20.63 per ordinary share) plus (c) the product of 1,490,115 restricted share units and US$32.50 ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

                This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of ordinary shares, par value $0.01 per share (the "Shares"), (b) The Baring Asia Private Equity Fund VI, L.P.1, an exempted limited partnership formed under the laws of the Cayman Islands, (c) The Baring Asia Private Equity Fund VI, L.P.2, an exempted limited partnership formed under the laws of the Cayman Islands, (d) The Baring Asia Private Equity Fund VI Co-investment L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (e) Bach Aggregator L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (f) Bach Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (g) Bach Manco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (h) Bach Preference Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (i) Bach Holdings 2 Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (j) Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), (k) Bach Acquisitions Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub") and (l) Canada Pension Plan Investment Board, a crown corporation established under the Canada Pension Plan Investment Board Act by the Government of Canada.

                On April 25, 2017, the Company, Parent and Merger Sub entered into an agreement and plan of merger (the "merger agreement"), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the "plan of merger"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger are satisfied or waived, Merger Sub will merge with and into the Company (the "merger") in accordance with the Companies Law (2016 Revision) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company resulting from the merger.

                Under the terms of the merger agreement, at the effective time of the merger, the issued and outstanding Shares (other than Shares held by (i) Premier Education Holdings Ltd ("Premier Education"), which holds 69,613,389 Shares, or 66.9% of the Company's issued and outstanding Shares, or any transferee of Premier Education, (ii) Shares held by Parent, the Company or any of their subsidiaries and (iii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Cayman Islands Companies Law (the "Dissenting Shares")) will be cancelled and cease to exist in exchange for the right to receive US$32.50 per Share in cash without interest. Under the terms of a share sale and support agreement between Parent and Premier Education, Premier Education will sell its Shares to Parent immediately prior to the closing of the merger for US$32.50 per Share, after which such Shares will be cancelled for no consideration in the merger. Shares held by Parent, the Company or their subsidiaries will be cancelled for no consideration in the merger. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Cayman Islands Companies Law.

                In addition to the foregoing, at the effective time of the merger, all vested awards granted under the Company's 2014 Equity Incentive Award Plan (the "Share Incentive Plan"), including options to purchase Shares, will be converted into a right to receive a cash payment equal to the product of the number of Shares subject to the award and US$32.50 in cash without interest (net of the exercise price for each option to purchase Shares).

                All unvested awards granted under the Share Incentive Plan, including options to purchase Shares and restricted share units, that are held by non-employee directors of the Company and 50% of unvested awards granted under the Share Incentive Plan that are held by others will be treated in the same manner as the vested awards, as described above. The remaining unvested awards granted under the Share Incentive Plan will be converted into awards in respect of Class A ordinary shares in Bach Manco Limited, an indirect majority shareholder of Parent. The Share Incentive Plan will terminate at the effective time of the merger.

                The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including that in order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the shareholders of the Company. Premier Education and Parent have entered into a share sale and support agreement, under which Premier Education will vote all of its Shares in favor of the special resolution. As of the date hereof, Premier Education holds 69,613,389 Shares, or 66.9% of the Company's issued and outstanding Shares, which is sufficient to pass the special resolution without the affirmative vote of any other shareholders of the Company.

                The Company will make available to its shareholders a proxy statement (a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

                Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

                All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

                The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"The Extraordinary General Meeting—Record Date; Shares Entitled to Vote"

•
"The Extraordinary General Meeting—Shareholders Entitled to Vote; Voting Materials"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's Shares, Dividends and Other Matters—Market Price of the Shares"

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's Shares, Dividends and Other Matters—Dividend Policy"

(e)
Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in Shares—Prior Public Offerings"

(f)
Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in Shares"

•
"Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

(a)
Name and Address. Nord Anglia Education, Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)
(1)      Material Terms. Not applicable.

(a)
(2)      Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

  •
  "Special Factors"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Merger"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(d)
Dissenters' Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Dissenters' Rights"

•
"Annex C—Section 238 of the Companies Law (2016 Revision) of the Cayman Islands"

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Provisions for Unaffiliated Security Holders"

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Related Party Transactions"

•
"Transactions in Shares"

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Sale and Support Agreement"

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Financing of the Merger"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"Special Factors—Voting by Buyer Group at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Transactions in Shares"

•
"Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(c)
(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Merger"

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Board"

  •
  "Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

•
"Special Factors—Alternatives to the Merger"

•
"Special Factors—Effect on the Company if the Merger is not Completed"

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

•
"Special Factors—The Buyer Group's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Alternatives to the Merger"

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Special Factors—Effect of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Effect on the Company if the Merger is not Completed"

•
"Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"Special Factors—Material U.S. Federal Income Tax Consequences"

•
"Special Factors—Cayman Islands Tax Consequences"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

  •
  "Annex E—Opinion of Houlihan Lokey Capital, Inc."

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Extraordinary General Meeting—Vote Required"

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

(f)
Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•
"Special Factors—Background of the Merger"

•
"Special Factors—The Merger—Opinion of the Special Committee's Financial Advisor"

•
"Annex E—Opinion of Houlihan Lokey Capital, Inc."

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—The Merger—Opinion of the Special Committee's Financial Advisor"

•
"Annex E—Opinion of Houlihan Lokey Capital, Inc."

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Where You Can Find More Information"

                The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

•
"The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing of the Merger"

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Fees and Expenses"

•
"Special Factors—Fees and Expenses"

(d)
Borrowed Funds. Not applicable.

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in Shares"

Item 12    The Solicitation or Recommendation

(a)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

•
"Summary Term Sheet—Share Sale and Support Agreement"

•
"Special Factors—Voting by Buyer Group at the Extraordinary General Meeting"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Extraordinary General Meeting—Vote Required"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Position of the Buyer Group as to Fairness"

•
"Summary Term Sheet—Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

•
"Special Factors—Reasons for the Merger and Recommendation of the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—Our Board of Directors' Recommendation"

Item 13    Financial Statements

(a)
Financial Information. The audited financial statements of the Company for the two years ended August 31, 2015 and 2016 are incorporated herein by reference to the Company's Form 20-F for the year ended August 31, 2016, filed on November 29, 2016 as amended by the Company's report on Form 20-F/A, filed on June 9, 2017. The unaudited consolidated financial statements of the Company for the six-month periods ended February 29, 2016 and February 28, 2017 are incorporated herein by reference to the Company's report on Form 6-K furnished to the SEC on April 27, 2017.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Financial Information"

•
"Where You Can Find More Information"

(b)
Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"The Extraordinary General Meeting—Solicitation of Proxies"

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Special Factors—Interests of the Company's Directors and Executive Officers in the Merger"

•
"Annex F—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(c)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2017
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement
(a)-(3)**	Form of Proxy Card
(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017

(b)-(1)*	First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(2)*
Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(3)*
Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.
(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1
(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2
(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.
(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board
(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement
(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017
(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement
(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company
(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company
(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company
(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company

(d)-(6)*	Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited
(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement
(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement
(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date: July 3, 2017

Nord Anglia Education, Inc.
By:	/s/ Alan Kelsey
	Name:	Alan Kelsey
	Title:	Chairman of the Special Committee

The Baring Asia Private Equity Fund VI, L.P.1
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI, L.P.2
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI Co-investment L.P.
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

Bach Aggregator L.P.
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

Bach Holdings Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Manco Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Preference Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Holdings 2 Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Finance Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Acquisitions Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Canada Pension Plan Investment Board
By:	/s/ Nick Zelenczuk Name: Nick Zelenczuk Title: Authorized Signatory

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2017

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement

(a)-(3)**	Form of Proxy Card

(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017

(b)-(1)*	First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(2)*	Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(3)*	Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.

(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1

(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2

(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.

(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement

(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017

(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement

(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company

(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company

(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company

(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company

(d)-(6)*	Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited

(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement

(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement

(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.